Exhibit 2.1

SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

This SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) is made and entered into as of February 13, 2024 by and among Phoenix Biotech Acquisition Corp., a Delaware corporation (“SPAC”), PBCE Merger Sub, Inc., a Delaware corporation and wholly-owned direct subsidiary of SPAC (“Merger Sub”), and CERo Therapeutics, Inc., a Delaware corporation (the “Company”). Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement (as defined below).

WHEREAS, the parties hereto entered into that certain Business Combination Agreement and Plan of Reorganization, dated as of June 4, 2023, as previously amended (the “Agreement”);

WHEREAS, the parties desire to, amongst other things, modify the Equity Value for the Company;

WHEREAS, the parties desire to, amongst other things, modify the terms set forth in Section 2.1(a)(ix) of the Agreement with respect to the Company Stockholders Earn-Out Consideration;

WHEREAS, in accordance with Section 8.3 of the Agreement, the parties desire to amend the Agreement upon the terms and subject to the conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements set forth herein, and intending to be legally bound hereby, SPAC, Merger Sub and the Company agree as follows:

1.	Amendments to Agreement.

a.	A new definition of “Earn-Out Allocation Schedule” set forth in Section 1.1 is as follows:

“Earn-Out Allocation Schedule” means the schedule set forth on Schedule 2.1(a)(ix).

b.	The definition of “Earn-Out Participant” set forth in Section 1.1 is hereby amended and restated in its entirety as follows:

“Earn-Out Participant” means each of the parties set forth on the Earn-Out Allocation Schedule.

c.	The definition of “Earn-Out Pro Rata Portion” is hereby deleted.

d.	Section 2.1(a)(ix) of the Agreement is hereby amended and restated in its entirety as follows:

“On the Closing Date, SPAC shall issue an additional 3,075,000 shares of Class A Common Stock (the “Company Stockholders Earn-Out Consideration”) in accordance with Earn-Out Allocation Schedule. The Company Stockholders Earn-Out Consideration shall be subject to the following vesting requirements and subject to forfeiture in the event such vesting requirements are not satisfied during the Earn-Out Period (as defined below). Prior to vesting, all shares of Common Stock constituting the Company Stockholders Earn-Out Consideration shall bear a restrictive legend, noting they are subject to forfeiture to SPAC in the event that vesting requirements are not satisfied.”

Following the Closing, in addition to the consideration to be received pursuant to the terms of this Agreement, if, at any time during the period following the Closing and expiring on the fourth anniversary of the Closing Date (the “Earn-Out Period”),

(i) the VWAP of the shares of the Class A Common Stock equals or exceeds the lesser of (x) $12.50 or (y) 125% of the then applicable New CERo Series A Conversion Price, for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “First Level Earn-Out Target”), then as soon as possible and in any event within ten (10) Business Days following the achievement of the First Level Earn-Out Target, 500,000 shares of Class A Common Stock constituting the Company Stockholders Earn-Out Consideration shall vest, in an amount of shares set forth on the Earn-Out Allocation Schedule;

(ii) the VWAP of the shares of the Class A Common Stock equals or exceeds the lesser of (x) $15.00 or (y) 150% of the then applicable New CERo Series A Conversion Price, for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Second Level Earn-Out Target”), then as soon as possible and in any event within ten (10) Business Days following the achievement of the Second Level Earn-Out Target, 500,000 shares of the Company Stockholders Earn-Out Consideration shall vest, in an amount of shares set forth on the Earn-Out Allocation Schedule,

(iii) a definitive agreement with respect to a Change of Control is entered into (the “Third Level Earn-Out Target”), then as soon as possible and in any event within ten (10) Business Days following the achievement of the Third Level Earn-Out Target, 200,000 shares of the Company Stockholders Earn-Out Consideration shall vest, in an amount of shares set forth on the Earn-Out Allocation Schedule,

(iv) the Company submits an Investigational New Drug (IND) application to the FDA (the “IND Earn-Out Target”), then as soon as possible and in any event within ten (10) Business Days following the achievement of the IND Earn-Out Target, 1,000,000 shares of the Company Stockholders Earn-Out Consideration shall vest, in an amount of shares set forth on the Earn-Out Allocation Schedule, and

(v) upon the Closing (the “Closing Earnout Target” and, together with the First Level Earn-Out Target, Second Level Earn-Out Target and Third Level Earn-Out Target, collectively, the “Earn-Out Targets”), 875,000 of the Company Stockholders Earn-Out Consideration shall vest, in an amount of shares set forth on the Earn-Out Allocation Schedule.

Notwithstanding the foregoing, none of the Company Stockholders Earn-Out Consideration issued pursuant to this Section 2.1(a)(ix) shall be released to any Earn-Out Participant who is required to file a notification pursuant to the HSR Act or under any applicable Antitrust Laws until any applicable waiting period pursuant to the HSR Act or applicable Antitrust Laws has expired or been terminated. Prior to the release of any Company Stockholders Earn-Out Consideration to the Earn-Out Participants, if applicable, SPAC will determine (a) any such Earn-Out Participant that is required to make a filing pursuant to the HSR Act or applicable Antitrust Laws and (b) the expiration or termination of the applicable waiting period pursuant to the HSR Act or applicable Antitrust Laws and, as soon as possible and in any event within ten (10) Business Days of such expiration or termination, the applicable Company Stockholders Earn-Out Consideration shall be released to such Earn-Out Participant. In the event that any mandatory consent, clearance, approval or expiration or termination of any mandatory waiting period under Antitrust Laws is not received or satisfied in respect of an applicable Earn-Out Participant (who was required to submit an antitrust filing in accordance with this Section 2.1(a)(ix)), SPAC and the Company Stockholder shall use their reasonable best efforts to agree on a structure (or other solution) (such as the implication of “voting cutbacks” or other similar solutions) so as to mitigate the requirement for such Earn-Out Participant to make a filing pursuant to the HSR or applicable Antitrust Laws (but which shall not, for the avoidance of doubt, require any such party to divest of any asset or accept any other conditions of approval or consent of a Governmental Entity other than in their absolute discretion). In lieu of such parties being able to agree on any such solution, SPAC shall, subject always to (x) any covenants or restrictions placed on SPAC (and its Subsidiaries at such time) by any of SPAC’s (or its Subsidiaries’) financing agreements, (y) SPAC having available cash on hand to satisfy such payment, and (z) the sole and absolute discretion of SPAC’s board of directors, pay an amount to such Earn-Out Participant in lieu of the release to such Earn-Out Participant that Earn-Out Participant’s portion of the Company Stockholders Earn-Out Consideration equal to the Earn-Out Participant’s portion of the Company Stockholders Earn-Out Consideration that such Earn-Out Participant would otherwise have been entitled. For the avoidance of doubt, the First Level Earn-Out Target, the Second Level Earn-Out Target and the Third Level Earn-Out Target may all be satisfied over the same period of Trading Days or any other periods that have overlapping Trading Days, and if each Earn-Out Target is separately met (i) the Company Stockholders Earn-Out Consideration in connection with each such Earn-Out Target shall be earned and no longer subject to the restrictions set forth in this Section 2.1(a)(ix). If any Earn-Out Target shall not be satisfied during the Earn-Out Period, the obligations in this Section 2.1(a)(ix) with respect to such Earn-Out Target shall terminate and no longer apply. The Company Stockholders Earn-Out Consideration and the Earn-Out Targets shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Class A Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Class A Common Stock, occurring on or after the date hereof and prior to the time any such Company Stockholders Earn-Out Consideration is delivered to the Earn-Out Participants, if any. The Parties agree that, for U.S. federal income and applicable state and local Tax purposes, (1) the Company Stockholders Earn-Out Consideration shall be treated as owned by the Earn-Out Participants to whom such Company Stockholders Earn-Out Consideration would be released had each Earn-Out Target been achieved, (2) no portion of the Company Stockholders Earn-Out Consideration shall be treated as imputed interest, and (3) the escrow of the Company Stockholders Earn-Out Consideration is intended to comply with, and shall be effected in accordance with, Rev. Proc. 84-42, § 2.02, 1984-1 C.B. 521 (collectively, the “Earn-Out Consideration Tax Treatment”), and the Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Earn-Out Consideration Tax Treatment unless otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code. Without limiting the foregoing, the Company Stockholders Earn-Out Consideration shall be shown as issued and outstanding on SPAC’s financial statements, shall be legally outstanding under applicable state law as of the Effective Time, and subject to the limitations contemplated herein the Earn-Out Participants shall have all of the rights of a stockholder with respect to the Company Stockholders Earn-Out Consideration, including the right to receive dividends currently and to vote such shares.

e.	Schedule 2.1(a)(ix) (the “Earn-Out Allocation Schedule”) shall be as attached to this Amendment.

2.	Miscellaneous

a.	No Further Amendment. The parties hereto agree that all other provisions of the Agreement shall, subject to the amendment set forth in Section 1 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment shall form an integral and inseparable part of the Agreement. From and after the date of this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than as otherwise expressly provided) will be deemed to mean the Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

b.	Other Terms. The provisions of Section 8 of the Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the parties hereto, mutatis mutandis.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Second Amendment to Business Combination Agreement and Plan of Reorganization has been executed on behalf of the parties as of the date first stated above.

PHOENIX BIOTECH ACQUISITION CORP.

By:	/s/ Chris Ehrlich
Name:	Chris Ehrlich
Title:	Chief Executive Officer

PBCE MERGER SUB, INC.

By:	/s/ Chris Ehrlich
Name:	Chris Ehrlich
Title:	President

CERO THERAPEUTICS, INC.

By:	/s/ Daniel Corey
Name:	Dr. Daniel Corey
Title:	Chief Executive Officer

Schedule 2.1(a)(ix)